FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	…………………………………………………… ,	2013……

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 27, 2013	By ……/s/…… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Interim Report for the 113th Business Term

To  Our  Shareholders

We would like to present our report for the summary of the first half of our 113th business term (from January 1, 2013 to June 30, 2013).

       With regard to the global economy during the first half of the current business term, the U.S. economy recovered ahead of other developed countries due mainly to increased personal consumption on the back of improvements in the housing market and employment, while the European economy remained extremely difficult. The Chinese economy continued to grow although at a slower pace than before and many of the other emerging economies also showed a slower growth rate. The Japanese economy showed signs of recovery due to the improvement in the export environment and the effect of various policy measures taken by the government, and other factors. In addition, the foreign exchange markets saw a significant depreciation of the yen against both the U.S. dollar and euro as compared with the first half of the previous business term due to the effect of, among others, monetary easing in Japan.

       The Canon Group, in the current business term, which is the third year of Phase IV (2011 to 2015) of our “Excellent Global Corporation Plan,” aims at securing sales revenue and profit growth under the basic policy of “Decisively implement reforms and achieve sound business growth in the face of the current turbulent business environment.” To this end, we made efforts to strengthen the direct sales and the solution and service business in the office products domain as well as sales in emerging markets in the consumer products domain, in addition to strengthening the “CINEMA EOS SYSTEM” and network camera systems as a new business. We also took various other measures including efforts to expand in-house production of parts and production equipment and to reduce cost further.

       Our financial performance, which had been extremely difficult in the previous business term and at the beginning of the current business term, turned into recovery trend in April 2013, mainly as a result of our efforts outlined above, when the weaker yen started to have a significant effect. As a result, regarding the earnings for the first half of the current business term, on a consolidated basis, we recorded net sales of 1,783.5 billion yen (up 3.2% from the first half of 2012), income before income taxes of 159.1 billion yen (down 10.7%), and net income attributable to Canon Inc. of 107.4 billion yen (down 5.2%). Also on a non-consolidated basis, we recorded net sales of 1,013.0 billion yen (down 6.5%), ordinary profit of 132.1 billion yen (up 0.7%), and net income of 94.0 billion yen (up 7.0%).

       For the interim dividend, we have decided to pay 65.00 yen per share, which is equivalent to a half of the annual dividend for the previous business term (including special dividend), from the perspective of ensuring stable returns to shareholders. The payment starts on August 27.

       As for business conditions in the second half, we expect that the overall economy will show increasing signs of gradual recovery despite certain concerns including the prolonged economic downturn in Europe and uncertainty in the Chinese economy.

       Under these conditions, the Canon Group remains united in its commitment to further improve our business results.

       We look forward to your continued support and encouragement.

August, 2013

Index

To Our Shareholders	P. 1

Long-Term Management Plan
Excellent Global Corporation Plan Phase IV (2011~2015)	P. 3

Financial Information
Highlights of Financial Results	P. 5
Business Conditions by Operations	P. 6
1 Office Business Unit	P. 7
2 Imaging System Business Unit	P. 9
3 Industry and Others Business Unit	P. 11

TOPICS
As a Member of Society	P. 13

Consolidated Financial Statements
Consolidated Financial Statements	P. 15

Corporate Information
Corporate Profile	P. 17
Shares of the Company	P. 19
Information for Shareholders	P. 20

2

Long-Term Management Plan
Excellent Global Corporation Plan Phase IV (2011~2015)

“Aiming for the Summit—Speed & Sound Growth—”

Seeking transformation and continued growth, Canon has established six main strategies

Canon has been implementing its Excellent Global Corporation Plan since 1996 with the goal of becoming a truly excellent global company admired and respected all over the world.

Following its steady implementation of Phases I, II and III, Canon started Phase IV in 2011.

Having established six main strategies, Canon is undertaking a wide variety of initiatives to achieve its targets for 2015.

Key Strategies

1. Achieving the overwhelming No.1 position in all core businesses and expanding related and peripheral businesses	2. Developing new business through globalized diversification and establishing the Three Regional Headquarters management system

Canon has not only boosted the already unassailable lead of its digital cameras with further development of the “EOS” series, but also strengthened its commercial printing business through solutions centered on “imageRUNNER ADVANCE” and integration with Océ. Canon also entered the motion picture production industry with the launch of “CINEMA EOS SYSTEM.”

With the aim of developing new business, Canon is carrying out advanced medical research in partnership with Kyoto University, while Canon’s U.S. subsidiary is engaged in research into genetic diagnostic devices. Canon has also developed and launched the MR system that will make a significant contribution to efficiency in product design using computer graphics.

Canon Inc. 113th Interim Business Report

3.	Establishing a world-leading globally optimized production system

Based on Canon’s idea of optimizing global production by establishing production bases in the most reasonable locations on the basis of a comprehensive consideration of costs, logistics, procurement and manpower, Canon established new factories for multifunction devices and inkjet printers in Thailand, for laser printers in the Philippines, and for digital cameras in Brazil.

5.	Building the foundations of an environmentally advanced corporation

Carbon footprints (CFPs) are increasingly being introduced in various countries in line with heightened interest in measures to counter global warming. In accordance with its aim to be an environmentally advanced corporation, Canon is taking proactive steps by such means as designing products aimed at reducing CO2 emissions and proposing ways of using products to reduce their environmental burden. Canon was also one of the first companies in its industry to receive certification for its “CFP declaration.”

4.	Comprehensively reinforcing global sales capabilities

Canon worked to strengthen its sales structure further in China, including developing markets in local cities, expanded its sales offices in emerging markets such as India, Russia and South America, and strove to offer products that are matched closely to the characteristics of each market. In developed countries, Canon strengthened its solution business with an emphasis on the office products domain.

6.	Imparting a corporate culture, and cultivating human resources befitting a truly excellent global company

Canon is working to cultivate global human resources by such means as holding training programs to train managers of overseas group companies and to encourage young Canon employees to have more international outlooks. Canon has also launched a diversity promotion project and has started activities to further realize the potential of female employees.

Financial Information

Highlights of Financial Results

1

The business environment in the first half of the current business term remained difficult, mainly because of slower growth in China and other emerging countries in addition to prolonged economic stagnation in Europe. Despite these circumstances, we proactively expanded sales by launching new products and as a result, our consolidated net sales increased 3.2% in comparison to the first half of 2012. The depreciation of the yen also had an effect.

2	Despite Group-wide efforts to bring down costs and reduce expenses, net income attributable to Canon Inc. declined 5.2% in comparison to the first half of 2012 on a consolidated basis.

Change in Profits

Canon Inc. 113th Interim Business Report

Business Conditions by Operations

Sales by Operations (Consolidated) and Constituent Ratio

(100 MILLIONS OF YEN)

Business Conditions by Operations 1 Office Business Unit

Despite sluggish demand for monochrome machines, the overall market size for office multifunction devices remained at about the same level as in the previous business term owing to the increased demand for color machines. Although the conditions in the market in Japan were even more difficult due to intensified price competition, the “imageRUNNER ADVANCE C2200” low to mid-speed color machine series delivered favorable sales performance. In the Americas, where our sales had been struggling since the previous business term particularly in Latin America, we made efforts to regain sales by strengthening the product lines of the second generation of the “imageRUNNER ADVANCE” color machines as well as the A4 monochrome machines. In Europe, in addition to the “C2200” series, the “imageRUNNER ADVANCE C5200” series, our main products in the medium to high-speed color machine segment, enjoyed high reputation in the market and their sales were also solid. In China, although overall sales declined from the first half of the previous business term due to the slump in monochrome machines, sales of color machines steadily increased.

The market for digital production printing systems showed solid performances in general and, in particular, demand for light-production color machines increased significantly. Under such circumstances, sales of a new product “imagePRESS C1+II” grew steadily in the Japanese market. In Asia, sales in South Korea were particularly brisk. In addition, Canon and Océ products were received favorably in “China Print,” an international printing technology exhibition held every four years.

Sales of high speed continuous feed printers and wide-format printers increased from the first half of the previous business term due partly to the brisk sales of the “Océ ColorStream 3000” series manufactured by Océ.

imageRUNNER ADVANCE C2230F

A3 low to mid-speed color multifunction device with compact design and a start-up time substantially shorter than its predecessors. It is equipped with high-speed scanning and has superior environmental performance.

* Shown equipped with options including “Saddle Finisher-AA2.”

imagePRESS C1+ll

Production printing system for designs realizing high-quality images that approach offset printing through the use of technology such as Canon’s own “V-Toner.”

Canon Inc. 113th Interim Business Report

Although the overall market for laser multifunction printers (MFPs) and laser printers for small to mid-sized businesses has been shrinking, our sales of multifunction printers in the Americas and laser printers in Europe were favorable, respectively.

Turning to OEM-brand laser multifunction printers and laser printers, which had struggled for some time due mainly to the prolonged slump in the European market and the slowing growth in Asia, sales were up from the first half of the previous business term as orders from OEM customers increased in addition to the effect of the exchange rates.

As a result of the above, sales for this business unit increased by 10.4% on a consolidated basis, in comparison to the first half of 2012.

Satera MF4750 (i-SENSYS MF4750)

Monochrome laser multifunction printer with high-speed output of 23 A4 vertical pages per minute. It is equipped with an easy-to-view tilting control panel and a “silent mode” to reduce the running noise of all of its functions.

Business Conditions by Operations 2 Imaging System Business Unit

Interchangeable lens digital cameras performed well both in the domestic and overseas markets. The Canon Group continued, from the previous year, to make efforts to expand the sales of 35mm full-frame sensor models including the “EOS 5D Mark III” and the “EOS 6D” advanced amateur models. In addition, the “EOS Kiss X7 (EOS Rebel SL1)” and the “EOS Kiss X7i (EOS Rebel T5i)” entry-level models were launched in April 2013 to stimulate demand. Unit sales of interchangeable lens digital cameras decreased in the overseas markets, but increased steadily in the domestic market. As a result, the product retained its No. 1 market share position in worldwide unit sales. Sales of interchangeable lenses, particularly the zoom lens products such as the “EF 24-70mm F/2.8L II USM” launched in September 2012, were favorable and the cumulative production volume of the “EF LENS” series, which had reached 80 million units in August 2012, reached 90 million units in May 2013. As a result of the above, the sales of interchangeable lens digital cameras increased.

As the market for digital compact cameras shrank due to, among others, the effect of the increased popularity of smartphones, the sales in the market decreased despite the efforts to bolster sales by launching new products including the “PowerShot SX280 HS” and the “IXY 90F,” which are equipped with a zoom lens with a high zoom ratio that is not available on smartphones.

With regard to the “CINEMA EOS SYSTEM” digital cinema cameras, which have been launched one after another since 2012 and established high reputation in the motion picture production industry, we worked to increase the appeal of the product by, for example, improving user convenience through a wider selection of related software available to users.

In the broadcast equipment market, sales of HDTV compatible field zoom lens suitable for live broadcasts such as sporting events were particularly strong.

EOS Kiss X7 (EOS Rebel SL1)

Entry-level model digital SLR camera equipped with a CMOS sensor with approximately 18.0 megapixels and a “Hybrid CMOS AF II,” which makes it possible to substantially increase the AF area, as well as an ultra-compact body. It offers a wide variety of shooting modes function.

PowerShot N

Equipped with “Creative Shot,” by which the camera analyses a scene and automatically adjusts the composition, color and light in one exposure, automatically generating other five types of images. Featuring a distinctive design, this is a model with a new concept.

Canon Inc. 113th Interim Business Report

Although the inkjet printer markets shrank in general across all regions, our sales steadily increased particularly in the U.S. and Europe to achieve higher unit sales than in the first half of the previous business term. We also completely revamped the product line of business-use multifunction devices such as the “PIXUS MX923 (PIXMA MX920 series)” for the purpose of, among others, acquiring customers among users with high volume printing needs. As a result, sales of consumables such as ink cartridges were strong.

With regard to large-format inkjet printers, we maintained unit sales at about the same level as in the first half of the previous business term, despite the shrinking market, as a result of the efforts to expand sales of the “iPF765/iPF760” and other products.

As a result of the above, sales for this business unit increased by 1.6% on a consolidated basis, in comparison to the first half of 2012.

PIXUS MX923 (PIXMA MX920 series)

Business-use inkjet multifunction printer that realizes high productivity with a larger paper cassette and larger black pigment ink tank as well as higher-speed printing of standard paper.

Business Conditions by Operations 3 Industry and Others Business Unit

Turning to semiconductor lithography equipment, capital investment in the production facilities of image sensors for mobile devices was solid in response to the booming smartphone and tablet PC markets, whereas the memory manufacturers remained reluctant in making capital investment. On balance, the overall market condition was weak during the first half of the current business term. Consequently, sales of the “FPA-5510iZ” i-line steppers for image sensors, in which we have strength, were favorable, while sales of memory-related equipment were sluggish. As a result, both unit sales and sales revenues were down from the first half of the previous business term.

As for flat panel display (FPD) lithography equipment, demand was mainly for the small to mid-sized panels used in smartphones and tablet PCs, while investment in equipment used to manufacture large-sized panels, at which Canon excels, was weak. Sales, therefore, were down for the term.

In medical equipment, sales of the optical coherence tomography (OCT) product launched in September 2012 contributed significantly to the overall sales of ophthalmic equipment, while sales from the mainstay digital radiography systems declined due to the intensified competition although unit sales steadily increased particularly in the U.S., where large volume contracts were concluded.

In view of the monitoring camera market that is rapidly growing on the back of the increased security awareness, we are working on the fundamental strengthening of the network camera systems business. Specifically, we promoted the sales of our first full HD compatible products that we launched in response to the rising demand for high image quality products, in addition to the sales of predecessors.

FPA-6300ES6a

Semiconductor lithography equipment equipped with a KrF (krypton fluoride) excimer laser, which realizes throughput at a rate of approximately 1.6-time above its predecessor and the industry’s highest level of overlay accuracy.

Network Camera System Full HD compatible surveillance network cameras such as the VB-H41 (pictured top center), which has best-in-class low-light performance.

Canon Inc. 113th Interim Business Report

The document scanners manufactured by Canon Electronics Inc. were hit by the sluggish domestic sales and the decreased demand in China. However, sales of office products at the lower end of the price range were favorable in the U.S. and demand for document scanners for personal use and those for professional business use increased significantly in Europe. In addition, sales also grew in major Southeast Asian countries. As a result, the overall sales were up from the first half of the previous business term.

Sales of semiconductor film deposition equipment and equipment related to magnetic discs and magnetic heads made by Canon ANELVA Corporation, FA systems and semiconductor manufacturing equipment such as die bonders made by Canon Machinery Inc., and organic LED (OLED) panel manufacturing equipment made by Canon Tokki Corporation were all sluggish due to the weak capital investment by the corporate customers.

As a result of the above, sales for this business unit decreased by 22.6% on a consolidated basis, in comparison to the first half of 2012.

imageFORMULA DR-G1130

A document scanner capable of high-speed scanning of 130 pages per minute in both color and monochrome. It can also handle various paper types including thin documents with its new paper transport technology, which prevents multiple paper-feeding or document damage with functions such as “flat-feeding” and “pre-separation.”

TOPICS

As a Member of Society

Supporting NCMEC in the U.S.

Canon U.S.A., Inc. and NCMEC (National Center for Missing & Exploited Children) in the U.S. have been jointly engaged in activities focused on finding missing children, as well as providing education to help promote children’s safety and prevent their abduction, for over a decade.

Canon has donated to NCMEC cameras, printers and other products which help find missing children.

In January, Canon made a donation of $427,625 through a golf tournament held in Las Vegas.

Workshop Held at Area Hit by the Great East Japan Earthquake

A workshop using artworks from the “Tsuzuri Project” was held by Joe Price, a world-renowned collector of Japanese paintings, at Sendai City Museum in March 2013. The workshop was for elementary school students afflicted by the Great East Japan Earthquake.

Mr. Price’s main hope was to give the children experience of appreciating paintings. Activities included having the children imagine what was on the closed part of a partially opened folding screen and looking at paintings in natural light with the electric lights turned off. Although it was a short period of time, the children were able to explore paintings with Mr. Price and experience the beauty of Japanese paintings.

Canon Inc. 113th Interim Business Report

Museum Campus Held at Art Exhibition

The Canon Museum Campus took place in May at the Raphael exhibition hosted by the National Museum of Western Art, of which Canon was special sponsor. The Canon Museum Campus is designed to give young people the opportunity to see some of the world’s finest artworks, and university and college students were invited to the exhibition for free.

Ten qualified “art navigators” with a Level 1 Certificate in Art were posted at strategic points in the exhibition halls to point out noteworthy features of each painting and explain its historical background. The whole exhibition was thus transformed into one giant classroom as students listened enraptured to the “art navigators” and asked constant questions. It had indeed become a campus. The event drew a total of 933 students, and many visitors made such comments as: “it really helped me deepen my knowledge of painting” and “Canon should definitely do this kind of event again.”

Research Findings Presentation Held by the Canon Foundation

The Canon Foundation aims to contribute to the ongoing prosperity and well-being of mankind through a wide range of support activities for both organizations and individuals engaged in research, business and education in various academic fields, such as science and technology.

Since 2009 the Canon Foundation has offered two research grant programs, known as the “Creation of Industrial Infrastructure” and “Pursuit of Ideals,” both of which are open to researchers working at universities, postgraduate research institutes, or other public research institutes located throughout Japan.

In June, the Canon Foundation’s first Pursuit of Ideals Symposium was held. The recipients of three research grants in the first round of awards presented their findings at the symposium.

Consolidated Financial Statements
Consolidated Financial Statements
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Consolidated Balance Sheets
	As of June 30,	As of December 31,
	2013	2012
ASSETS

Current assets:

Cash and cash equivalents	707,774	666,678

Short-term investments	47,349	28,322

Trade receivables, net	544,888	573,375

Inventories	582,461	551,623

Prepaid expenses and other current assets	291,791	262,258

Total current assets	2,174,263	2,082,256

Noncurrent receivables	20,599	19,702

Investments	60,741	56,617

Property, plant and equipment, net	1,284,058	1,260,364

Intangible assets, net	138,251	135,736

Other assets	431,614	400,828

Total assets	4,109,526	3,955,503

			(Millions of yen	)
	As of June 30,		As of December 31,
	2013		2012
LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	1,623		1,866

Trade payables	322,859		325,235

Accrued income taxes	53,634		60,057

Accrued expenses	274,067		291,348

Other current liabilities	235,549		165,929
Total current liabilities	887,732		844,435

Long-term debt, excluding current installments	1,641		2,117

Accrued pension and severance cost	283,845		272,131

Other noncurrent liabilities	88,025		82,518
Total liabilities	1,261,243		1,201,201

Commitments and contingent liabilities

Equity:

Canon Inc. stockholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	401,003		401,547

Legal reserve	62,124		61,663

Retained earnings	3,090,303		3,138,976

Accumulated other comprehensive income (loss)	(226,173)		(367,249)

Treasury stock, at cost	(811,648)		(811,673)

[Treasury shares] (share)	[180,967,729	]	[180,972,173	]
Total Canon Inc. stockholders’ equity	2,690,371		2,598,026

Noncontrolling interests	157,912		156,276
Total equity	2,848,283		2,754,302
Total liabilities and equity	4,109,526		3,955,503

Canon Inc. 113th Interim Business Report

Consolidated Statements of Income	(Millions of yen	)

	Six months ended June 30, 2013	Six months ended June 30, 2012

Net sales	1,783,533	1,728,445

Cost of sales	920,262	897,626
Gross profit	863,271	830,819

Operating expenses:

Selling, general and administrative expenses	558,983	506,191

Research and development expenses	151,161	149,353

	710,144	655,544

Operating profit	153,127	175,275

Other income (deductions):

Interest and dividend income	2,741	3,574

Interest expense	(251)	(375)

Other, net	3,506	(205)

	5,996	2,994

Income before income taxes	159,123	178,269

Income taxes	48,770	61,503

Consolidated net income	110,353	116,766

Less: Net income attributable to noncontrolling interests	2,944	3,514

Net income attributable to Canon Inc.	107,409	113,252

Notes to Consolidated Balance Sheets
<Notes to Consolidated Balance Sheet as of June 30, 2013>
1.	Allowance for doubtful receivables:	13,965 million yen
2.	Accumulated depreciation:	2,278,548 million yen
3.

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.

4.	Guarantee obligations for bank loans taken out by employees:	12,773 million yen
5.	The number of consolidated subsidiaries and affiliated companies accounted for by the equity method was 271 and 9 respectively.
<Note to per share information as of June 30, 2013>
Canon Inc. stockholders’ equity per share		2,333.78 yen

Note to Consolidated Statements of Income
<Note to per share information for the six months ended June 30, 2013>
Net income attributable to Canon Inc. stockholders per share
	Basic	93.17 yen
	Diluted	93.17 yen

Corporate Information Corporate Profile (As of June 30, 2013)

Company Name	Canon Inc.

Founded	August 10, 1937
Headquarters	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501

Phone	(81) 3-3758-2111

Common Stock	174,762 million yen

Number of Employees	Consolidated 198,511 persons
(Increase of 1,543 persons from the end of the previous term)
Non-Consolidated 26,070 persons
(Increase of 374 persons from the end of the previous term)
Stock Exchange Listings	First Section of the Tokyo Stock Exchange
First Section of the Osaka Securities Exchange
First Section of the Nagoya Stock Exchange
The Fukuoka Stock Exchange
The Sapporo Securities Exchange
The New York Stock Exchange
Note:The First Section of the Osaka Securities Exchange was integrated into the First Section of the Tokyo Stock Exchange on July 16, 2013.

Directors and Audit & Supervisory Board Members

Position	Name	Business in Charge or Important Concurrent Posts
Chairman & CEO	Fujio Mitarai	CEO Director of Japan Post Holdings Co., Ltd. Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings
Executive Vice President	Toshizo Tanaka	CFO Group Executive of Finance & Accounting Headquarters Group Executive of Facilities Management Headquarters
Executive Vice President	Toshiaki Ikoma	CTO Group Executive of Corporate R&D
Executive Vice President	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters
Senior Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.
Senior Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Senior Managing Director	Shigeyuki Matsumoto	Group Executive of Device Technology Development Headquarters
Senior Managing Director	Toshio Homma	Group Executive of Global Procurement Headquarters
Senior Managing Director	Masaki Nakaoka	Chief Executive of Office Imaging Products Operations
Senior Managing Director	Haruhisa Honda	Group Executive of Production Engineering Headquarters
Managing Director	Hideki Ozawa	President & CEO of Canon (China) Co., Ltd.
Managing Director	Masaya Maeda	Chief Executive of Image Communication Products Operations
Director	Yasuhiro Tani	Group Executive of Digital System Technology Development Headquarters
Director	Makoto Araki	Group Executive of Information & Communication Systems Headquarters
Director	Hiroyuki Suematsu	Group Executive of Quality Management Headquarters
Director	Shigeyuki Uzawa	Chief Executive of Optical Products Operations
Director	Kenichi Nagasawa	Group Executive of Corporate Intellectual Property and Legal Headquarters
Director	Naoji Otsuka	Chief Executive of Inkjet Products Operations
Director	*Masanori Yamada	Group Executive of Network Visual Solution Business Promotion Headquarters
Director	*Aitake Wakiya	Deputy Group Executive of Finance & Accounting Headquarters
Director	*Kazuto Ono	Group Executive of Human Resources Management & Organization Headquarters
Audit & Supervisory Board Member	Shunji Onda	Audit & Supervisory Board Member of Canon Electronics Inc.
Audit & Supervisory Board Member	Kengo Uramoto	Audit & Supervisory Board Member of Canon Marketing Japan Inc.
Audit & Supervisory Board Member	Tadashi Ohe	Attorney Audit & Supervisory Board Member of Marui Group Co., Ltd. Audit & Supervisory Board Member of Kao Corporation
Audit & Supervisory Board Member	Kazunori Watanabe	Certified Public Accountant Audit & Supervisory Board Member of Canon Electronics Inc.
Audit & Supervisory Board Member	Kuniyoshi Kitamura	Audit & Supervisory Board Member of Canon Marketing Japan Inc.

Notes:	1.	Mr. Fujio Mitarai, Mr. Toshizo Tanaka and Mr. Toshiaki Ikoma are Representative Directors.
	2.	Directors with asterisk were newly elected at the Ordinary General Meeting of Shareholders for the 112th Business Term held on March 28, 2013, and assumed their office.
	3.

Audit & Supervisory Board Members Mr. Tadashi Ohe, Mr. Kazunori Watanabe and Mr. Kuniyoshi Kitamura are Outside Audit & Supervisory Board Members defined by Item 16, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Audit & Supervisory Board Members as independent auditors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

Canon Inc. 113th Interim Business Report

Canon Group Network

Major Domestic Bases

Canon Inc.
Headquarters [Tokyo]
Kawasaki Office [Kanagawa Pref.]
Ayase Plant [Kanagawa Pref.]
Hiratsuka Plant [Kanagawa Pref.]
Oita Plant [Oita Pref.]
Tamagawa Office [Kanagawa Pref.]
Kosugi Office [Kanagawa Pref.]
Toride Plant [Ibaraki Pref.]
Fuji-Susono Research Park [Shizuoka Pref.]
Yako Office [Kanagawa Pref.]
Utsunomiya Office [Tochigi Pref.]
Ami Plant [Ibaraki Pref.]

R&D, Manufacturing and Marketing
Canon Electronics Inc. [Saitama Pref.]
Canon Finetech Inc. [Saitama Pref.]
Canon Precision Inc. [Aomori Pref.]
Canon Components, Inc. [Saitama Pref.]
Canon ANELVA Corporation [Kanagawa Pref.]
Canon Machinery Inc. [Shiga Pref.]
Canon Tokki Corporation [Niigata Pref.]
Manufacturing
Oita Canon Inc. [Oita Pref.]
Nagasaki Canon Inc. [Nagasaki Pref.]
Canon Chemicals Inc. [Ibaraki Pref.]
Oita Canon Materials Inc. [Oita Pref.]
Fukushima Canon Inc. [Fukushima Pref.]
Nagahama Canon Inc. [Shiga Pref.]
Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon System & Support Inc. [Tokyo]
Canon IT Solutions Inc. [Tokyo]
Canon Software Inc. [Tokyo]

Major Overseas Bases

Americas
Marketing
Canon U.S.A., Inc. [U.S.A.]
Canon Latin America, Inc. [U.S.A.]
Canon Canada Inc. [Canada]
Canon Mexicana, S.de R.L. de C.V. [Mexico]
Canon do Brasil Indústria e Comércio Limitada [Brazil]
Canon Chile, S.A. [Chile]
Manufacturing
Canon Virginia, Inc. [U.S.A.]

Europe, Middle East, Africa
Marketing
Canon Europa N.V. [Netherlands]
Canon Europe Ltd. [U.K.]
Canon (UK) Ltd. [U.K.]
Canon France S.A.S. [France]
Canon Deutschland GmbH [Germany]
Canon Ru LLC [Russia]
Canon Middle East FZ-LLC [U.A.E.]
Canon South Africa Pty. Ltd. [South Africa]
Manufacturing
Canon Giessen GmbH [Germany]
Canon Bretagne S.A.S. [France]
R&D
Canon Research Centre France S.A.S. [France]
R&D, Manufacturing and Marketing
Océ N.V. [Netherlands]
OPTOPOL Technology S.A. [Poland]

Asia, Oceania
Marketing
Canon (China) Co., Ltd. [China]
Canon Hongkong Co., Ltd. [Hong Kong]
Canon Korea Consumer Imaging Inc. [South Korea]
Canon Singapore Pte. Ltd. [Singapore]
Canon India Pvt. Ltd. [India]
Canon Australia Pty. Ltd. [Australia]
Manufacturing
Canon Dalian Business Machines, Inc. [China]
Canon Zhuhai, Inc. [China]
Canon Zhongshan Business Machines Co., Ltd. [China]
Canon (Suzhou) Inc. [China]
Canon Inc., Taiwan [Taiwan]
Canon Hi-Tech (Thailand) Ltd. [Thailand]
Canon Vietnam Co., Ltd. [Vietnam]
Canon Opto (Malaysia) Sdn.Bhd. [Malaysia]
R&D
Canon Information Systems Research Australia Pty. Ltd. [Australia]
R&D, Manufacturing and Marketing
Canon Electronic Business Machines (H.K.) Co., Ltd. [Hong Kong]

Note: As of July 1, 2013, “Océ N.V.” changed its name to “Océ Holding B.V.”

Shares of the Company (As of June 30, 2013)

Number of Shares Issuable:	3,000,000,000 shares

Issued Shares:	1,333,763,464 shares

Capital Stock:	174,761,797,475 yen

Number of Shareholders:	228,260 persons
(Increase of 21,829 persons from the end of the previous term)

Shareholding Ratio by Category

Major Shareholders (Ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	64,774	5.6
Japan Trustee Services Bank, Ltd. (Trust Account)	64,426	5.6
The Dai-ichi Life Insurance Company, Limited	37,416	3.2
Nomura Securities Co., Ltd.	29,470	2.6
State Street Bank and Trust Company 505223	24,190	2.1
SSBT OD05 OMNIBUS ACCOUNT – TREATY CLIENTS	23,873	2.1
Moxley and Co. LLC	23,219	2.0
State Street Bank and Trust Company 505225	19,366	1.7
Deutsche Securities Inc.	19,166	1.7
Sompo Japan Insurance Inc.	18,799	1.6

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (180,967 thousand shares) from total shares issued.
2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

Share Options

Share Options Issued as Stock Options

	Number of Share Options	Class and Number of Shares to be Acquired	Number of Holders
1st Share Options	4,470 options	Common stock 447,000 shares	49 persons
2nd Share Options	6,648 options	Common stock 664,800 shares	51 persons
3rd Share Options	8,480 options	Common stock 848,000 shares	59 persons
4th Share Options	7,380 options	Common stock 738,000 shares	52 persons

Canon Inc. 113th Interim Business Report

Information for Shareholders

Company’s Website	http://www.canon.com

Investor Relations Website	http://www.canon.com/ir/

Notes

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year

Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)	2-1, Yaesu 1-chome, Chuo-ku, Tokyo Mizuho Trust & Banking Co., Ltd.
Business handling place	Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Number of shares constituting one unit	100 shares
Method of public notice	Publication in The Nikkei
Securities code	7751

Information on Share Handling Procedures

1.	Should you have any inquiries about the following procedures pertaining to shares of Canon Inc., please contact your securities company etc.

Address change	Name change	Inheritance

Dividend transfer designation	Requests for purchase or sale of shares less than one unit	Issuance of certification such as change in shares
etc.

2.

Should you have any inquiries about the above procedures in cases where your shares are managed in a special account (tokubetsu koza) (*), or about procedures for payment of accrued dividends or the issuance of documents such as statements of payment, Mizuho Trust & Banking Co., Ltd. handles these procedures, so please contact as shown below.

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares) http://www.mizuho-tb.co.jp/daikou/index.html
Phone	0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 – 17:00 (Monday - Friday except national holidays)
Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

* A special account is an account for the management of shares that are not managed at a securities company etc. For the sale of shares that are managed in a special account, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

For those shareholders who receive dividends by way of “Receipt of Dividend”

The way to receive dividends is shown on the backside of “Receipt of Dividend.”

We recommend one of the following three methods as a safer and more expeditious way to receive dividends. For more information, please ask your securities company etc.

i)           The method of depositing the dividends of all the issues, including shares of Canon Inc., that are managed by a shareholder using securities company accounts into said securities company accounts. (System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts)

ii)          The method of transferring the dividends of all the issues, including shares of Canon Inc., held by a shareholder into the same bank deposit account.

(System of receiving dividends in the account registered for receipt of dividends)

iii)         The method of transferring dividends into an account at a financial institution such as a bank (including Japan Post Bank).

(System of designating an account for each issue held)

* It is not possible to use method i) for shares that are managed in a special account.

* In the case of method ii), it is not possible to choose a Japan Post Bank account as the account into which the dividends are transferred.

Canon Inc. 113th Interim Business Report

To Shareholders Holding Shares Less Than One Unit

The trading unit of Canon Inc. shares (1 unit) is 100 shares and you can not purchase or sell the Canon Inc. shares less than one unit (1–99 shares; hereinafter “Less-than-one-unit Shares”) on securities markets. However, you may purchase or sell these shares by the methods below.

*	In the case that you are a shareholder of Less-than-one-unit Shares in an account of securities company etc., please carry out procedures at the securities company etc.
*

In the case that you are a shareholder of Less-than-one-unit Shares in a special account (a shareholder who does not have an account in securities company etc.), please contact our manager of the register of shareholders (Mizuho Trust & Banking Co., Ltd.; 0120-288-324, toll free, available in Japan only).